UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)



                            DESWELL INDUSTRIES, INC
                                (Name of Issuer)
                         Common Shares, $0.01 par value
                         (Title of Class of Securities)
                                  250639 10 1
                                 (CUSIP Number)

                                 Mr. Joseph Li
                       c/o Nam Tai Group Management Ltd.
                          15/F., China Merchants Tower
                                Shun Tak Centre
                   168-200 Connaught Road Central, Hong Kong
                           Telephone: (852) 2341-0273
                              Fax: (852) 2341-4164
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                          ------------------------
                                 with copy to:

                            Mr. Lorne Waldman, ESQ.
                             Pan Pacific I.R. Ltd.
                          1790 - 999 West Hastings St.
                   Vancouver, British Columbia V6C 2W2 Canada
                           Telephone: (604) 669-7800
                              Fax: (604) 669-7816

                                 March 7, 2002
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

----------- --------------------------------------------------------------------
    1.      NAME OF REPORTING PERSON - Nam Tai Electronics, Inc.
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
----------- --------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                                      (a)|_|
                                                                      (b)|_|
----------- --------------------------------------------------------------------
    3.      SEC USE ONLY
----------- --------------------------------------------------------------------
    4.      SOURCE OF FUNDS
            N/A
----------- --------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e) |_|
----------- --------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION      British Virgin Islands
----------- --------------------------------------------------------------------
              NUMBER OF          7.     SOLE VOTING POWER:        245,000
               SHARES          -------- ----------------------------------------
            BENEFICIALLY         8.     SHARES VOTING POWER :         N/A
              OWNED BY         -------- ----------------------------------------
               EACH              9.     SOLE DISPOSITIVE POWER:   245,000
             REPORTING         -------- ----------------------------------------
              PERSON             10.    SHARES DISPOSITIVE POWER:     N/A
               WITH
----------- --------------------------------------------------------------------
   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            245,000
----------- --------------------------------------------------------------------
   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
            |_|
----------- --------------------------------------------------------------------
   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.4%
----------- --------------------------------------------------------------------
   14.      TYPE OF REPORTING PERSON
            CO
----------- --------------------------------------------------------------------

Item 1. Security and Issuer

         This statement relates to the Common Shares, $0.01 par value, of Deswell Industries, Inc., an International Business Company organized under the laws of the British Virgin Islands (the "Company"). The principal executive offices of the Company are: Unit 516-517, Hong Leong Industrial Complex, # 4 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong.

Item 2. Identity and Background

         Nam Tai Electronics, Inc. (which together with its wholly owned subsidiaries is hereafter referred to as "Nam Tai") was incorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Nam Tai's corporate administrative matters are conducted in the British Virgin Islands through its registered agent, McW. Todman & Co., McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands. Nam Tai's principal executive offices are located in the Hong Kong Special Administrative Region ("Hong Kong"), of the People's Republic of China ("China"). Its address is 15/F., China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong. Nam Tai provides design and manufacturing services to original equipment manufacturers ("OEMs") of consumer electronic products.

         During the past five years Nam Tai has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and the Amount of Funds or Other Consideration.

         Not Applicable.

Item 4. Purpose of the Transaction.

         The purpose of the transaction is to increase working capital and realize a profit upon the sale of the Common Shares. Nam Tai may in the future purchase or sell Common Shares in the open market for investment purposes. Nam Tai has no plans or proposals that relate to or would result in the matters identified in Item 4(a) through (j) of Schedule 13D except as previously filed.

Item 5. Interest in Securities of the Issuer

(a) At March 8, 2002, as a result of the sale of 75,000 Common Shares, Nam Tai Electronics, Inc. beneficially owns 245,000 of the Common Shares outstanding. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934 and based on 5,601,000 weighted average Common Shares outstanding for the third quarter ended December 31, 2001.

(b)      Nam  Tai  Electronics,   Inc.  has  exclusive   investment  voting  and
         investment power over the Common Shares referred to in paragraph (a).

(c) The following table sets forth details of the open market sales of the Company's Common Shares (all of which were made through UBS PaineWebber Incorporated) made by Nam Tai Electronics, Inc. during the last sixty days.


    Trade Date      Number of Shares    Sales Price ($)     Proceeds ($)
                        Sold (#)
--------------------------------------------------------------------------

February 1, 2002       20,000             20.000005            $398,789.59
--------------------------------------------------------------------------

February 5, 2002        4,800             20.000000             $95,706.06
--------------------------------------------------------------------------

February 14, 2002       4,000             20.000000             $79,754.30
--------------------------------------------------------------------------

February 20, 2002      40,000             20.017500            $798,282.73
--------------------------------------------------------------------------

February 21, 2002      61,200             20.045487          $1,223,088.14
--------------------------------------------------------------------------

February 22, 2002      50,000             20.015000            $997,729.73
--------------------------------------------------------------------------

March 5, 2002          15,000             20.093333            $300,490.22
--------------------------------------------------------------------------

March 6, 2002          25,000             20.110000            $501,237.20
--------------------------------------------------------------------------

March 7, 2002          35,000             20.380000            $711,184.05
--------------------------------------------------------------------------

March 8, 2002          15,000             20.416670            $305,340.16
--------------------------------------------------------------------------

     TOTAL            255,000                                $5,411,602.18
--------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

         Previously reported.

Item 7. Material to Be Filed As Exhibits.

         Not Applicable


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                           NAM TAI ELECTRONICS, INC.

                         By:     /s/ JOSEPH LI
                             -----------------------
                                   JOSEPH LI
                            CHIEF FINANCIAL OFFICER

Date: March 11, 2002